EXHIBIT 12.1

JAZZ PHARMACEUTICALS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three Months Ended March 31, 2008	Year Ended December 31,				Period from March 20, 2003 (Inception) to December 31, 2003
		2007	2006	2005	2004
EARNINGS:
Loss before income taxes	(46,710)	(138,826)	(59,391)	(85,156)	(24,804)	(2,528)
Plus: fixed charges (see below)	4,082	14,150	14,458	7,361	109	34
Less: capitalized interest	—	—	—	—	—	—

Total loss to cover fixed charges	(42,628)	(124,676)	(44,933)	(77,795)	(24,695)	(2,494)

FIXED CHARGES:
Interest expense	3,616	12,151	12,000	6,200	—	—
Amortization of capitalized expenses and accretion of debt discount related to indebtedness	171	1,496	2,129	929	—	—
Estimated interest portion of rental expense	295	503	329	232	109	34

Total Fixed Charges (1)	4,082	14,150	14,458	7,361	109	34

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(46,710)	$(138,826)	$(59,391)	$(85,156)	$(24,804)	$(2,528)

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long and short-term debt, amortization of deferred financing costs, accretion of a debt discount, interest imputed related to a government settlement obligation and a portion of rental expense deemed to be representative of interest.